FORM 3
                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
1. Name and Address of Reporting Person*    2. Date of Event Re-   4. Issuer Name and Ticker or
                                               quiring Statement      Trading Symbol
   Rachor Jeffrey C.                           (Month/Day/Year)       Sonic Automotive, Inc. ("SAH")
--------------------------------------                             --------------------------------
    (Last)      (First)     (Middle)             5/31/99 (1)       5. Relationship of Reporting     6. If Amendment, Date of
                                             -------------------      Person(s) to Issuer              Original (Month/Day/Year)
 5915 Brainerd Road                         3. I.R.S. Identification (Check all applicable)        ----------------------------
--------------------------------------         Number of             X  Director         __10% Owner
         (Street)                              Reporting Person      X  Officer (give    __Other    7. Individual or Joint/Group
                                               (Voluntary)             title below)(specify below)    Filing (Check Applicable Line)
Chattanooga, TN 37421                                                 Vice President-Retail           X  Form filed by One Reporting
--------------------------------------                                  Operations                   --  Person
   (City)     (State)        (Zip)                                      ------------------------         Form filed by More than One
                                                                                                     --  Reporting Person

             Table I - Non-Derivative Securities Beneficially Owned
--------------------------------------------------------------------------------
1. Title of Security    2. Amount of Securities    3. Ownership         4. Nature of Indirect Beneficial
   (Instr. 4)              Beneficially Owned         Form: Direct         Ownership (Instr. 5)
                           (Instr. 4)                 (D) or Indirect
                                                      (I)  (Instr. 5)
------------------------------------------------------------------------------------------------------------
Class A Common Stock      14,634                            D
------------------------------------------------------------------------------------------------------------


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see
  Instruction 5(b)(v).

                                                                          (Over)
                                                                 SEC 1473 (7-97)

               Table II-Derivative Securities Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security  2. Date Exer-  3. Title and Amount of Securities   4. Conver-  5. Owner-  6. Nature of Indirect
   (Instr. 4)                       cisable and    Underlying Derivative Security      sion or     ship       Beneficial Ownership
                                    Expiration     (Instr. 4)                          Exercise    Form of    (Instr. 5)
                                    Date                                               Price of    Deriv-
                                    (Month/Day/                                        Deri-       ative
                                     Year)                                             vative      Security:
                                   ------------------------------------------------    Security    Direct
                                   Date     Expira-        Title         Amount                    (D) or
                                   Exer-    tion                         or                        Indirect
                                   cisable  Date                         Number                    (I)
                                                                         of Shares                 (Instr. 5)
----------------------------------------------------------------------------------------------------------------------------------
Options to purchase (2)            10/99    10/07  Class A Common Stock  27,416        $6.00         D
----------------------------------------------------------------------------------------------------------------------------------
Options to purchase (2)            10/00    10/07  Class A Common Stock  27,417        $6.00         D
----------------------------------------------------------------------------------------------------------------------------------
Options to purchase (3)            12/99    12/08  Class A Common Stock   6,667       $15.03         D
----------------------------------------------------------------------------------------------------------------------------------
Options to purchase (3)            12/00    12/08  Class A Common Stock   6,667       $15.03         D
----------------------------------------------------------------------------------------------------------------------------------
Options to purchase (3)            12/01    12/08  Class A Common Stock   6,666       $15.03         D
----------------------------------------------------------------------------------------------------------------------------------
Options to purchase (4)             5/00     5/09  Class A Common Stock  33,334       $15.44         D
----------------------------------------------------------------------------------------------------------------------------------
Options to purchase (4)             5/01     5/09  Class A Common Stock  33,333       $15.44         D
----------------------------------------------------------------------------------------------------------------------------------
Options to purchase (4)             5/02     5/09  Class A Common Stock  33,333       $15.44         D
----------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:
     (1) Mr. Rachor became a director of Sonic Automotive, Inc. on May 31, 1999.
     (2) These options were granted as part of one grant of 82,250 shares in November 1997 pursuant to the Company's 1997 Stock Option Plan.
     (3) These options were granted in one grant of 20,000 shares in December 1998 pursuant to the Company's 1997 Stock Option Plan.
     (4) These options were granted in one grant of 100,000 shares in May 1999 pursuant to the Company's 1997 Stock Option Plan.

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, See Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                             /s/ Jeffrey C. Rachor           9/9/99
                            -------------------------   -----------------
                            ** Signature of Reporting         Date
                               Person

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